--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Investment Plan Supplement for
                       Employees and Field Underwriters of
                           MONY Life Insurance Company

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

                         Investment Plan Supplement for
                      Employees and Field Underwriters of
                          MONY Life Insurance Company


                                      INDEX

                                                                      Page(s)
                                                                      ------

     Independent  Auditors' Report                                         1

     Financial Statements:
       Statements of Net Assets Available for Benefits
       as of December 31, 2001 and 2000                                    2

       Statement of Changes in Net Assets Available for
       Benefits for the year ended December 31, 2001                       3

       Notes to Financial Statements                                    4-15

     Supplemental Schedules*:
       Schedule of Assets (Held at End of Year)
       as of December 31, 2001                                            16

       Schedule of Series of Reportable Transactions for the
       year ended December 31, 2001                                       17

     Signature                                                            18

     Exhibits

       Exhibit 23 - Consent of Independent Public Accountants             19

       * All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT

                                   ----------


To the Benefits Committee of the Board of Directors of MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001 and series of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York
June 7, 2002

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                 Statements of Net Assets Available for Benefits
                               As of December 31,

                                                     2001             2000
                                                -------------    -------------
ASSETS
Investments, at fair value:

   MONY's Pooled Accounts                       $ 274,424,307    $ 301,419,745

   MONY's Guaranteed Interest Contracts            33,809,411       31,851,571

   Mutual Funds                                    50,298,467       62,756,620

   Common Stock Fund                               11,724,156        5,834,719
                                                -------------    -------------

       Total Investments                          370,256,341      401,862,655

Participants' Loans                                13,209,148       13,514,083
                                                -------------    -------------

   Net Assets Available for Benefits            $ 383,465,489    $ 415,376,738
                                                =============    =============

   The accompanying notes are an integral part of these financial statements.

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

            Statement of Changes in Net Assets Available for Benefits
                      for the year ended December 31, 2001



Net Assets Available for Benefits, beginning of year              $ 415,376,738
                                                                  -------------

Additions:
   Participants' Contributions                                       13,078,136

   MONY's Contributions                                               5,664,336

   Interest Income                                                    4,889,741
                                                                  -------------

      Total Additions                                                23,632,213
                                                                  -------------

Deductions:
   Net change in the fair value of investments in MONY's
    Pooled Accounts, Mutual Funds and Common Stock Fund              27,216,623

   Participant Benefits                                              27,728,252

   Administrative Expenses                                              598,587
                                                                  -------------

       Total Deductions                                              55,543,462
                                                                  -------------

       Net Decrease                                                 (31,911,249)
                                                                  -------------

Net Assets Available for Benefits, end of year                    $ 383,465,489
                                                                  =============

   The accompanying notes are an integral part of these financial statements.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 1.   DESCRIPTION OF THE PLAN:

          The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

     A.   General

          The Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company (the "Plan") is a defined-contribution profit-sharing plan, with a 401(k) feature, providing for contributions from the employer, MONY Life Insurance Company ("MONY" or the "Company"), and from participating employees and Field Underwriters. All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the "Trust").

          The assets of the Plan are invested in the following ten funds administered through the Trust: The Money Market Fund (invested in MONY's Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund subaccount of MONY's Pooled Account No. 10B), the Government Fixed Fund ("GFF", invested in MONY's Pooled Account No.
          16), the Public Bond Fund (invested in MONY's Pooled Account No.
          38), the Equity Income Fund (invested in MONY's Pooled Account No.
          40), and the Guaranteed Interest Contract ("GIC Fund", invested in GICs issued by MONY), and the Managed, International Growth and Growth Funds (all invested in the Enterprise Group of Funds, Inc., a family of mutual funds sponsored by Enterprise Capital Management, Inc., which is a wholly owned subsidiary of MONY), and the MONY Company Stock Fund (invested in The MONY Group Inc. Common Stock). The Plan's share of the net assets of each of the funds comprising the Trust is determined in proportion to its ownership interest in the outstanding shares of such funds. The accompanying financial statements reflect the Plan's allocated share of the net assets and changes in net assets of the Trust, based on the application of such method.

          On April 17, 2000, MONY began offering a Company Stock Fund (The "Common Stock Fund") as an investment option. The Common Stock Fund uses "unit" accounting. As a unitized stock fund, the Common Stock Fund holds primarily The MONY Group Inc. Common Stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 1.   DESCRIPTION OF THE PLAN: (Continued)

     B.   Contributions

          All Salaried employees and Career Contract Field Underwriters are eligible to participate in the Plan. The Plan has an Internal Revenue Code (the "Code") Section 401(k) feature which allows employees and Field Underwriters to elect to have MONY contribute a percentage of their annual benefits bearing compensation to the Plan on the employee's behalf on a pre-tax basis. Participants may elect to defer up to 13% (25% effective January 1, 2002) of annual benefits bearing compensation.

          The Plan provides that the total contribution by MONY in any one calendar year cannot exceed 5% of its prior year's income from operations before dividends to policyholders and federal income taxes, excluding capital gains and losses. MONY matches 100% of the first 3% of employee contributions and the first 2% of Field Underwriter contributions to the Plan. All MONY matching contributions will be allocated to the Common Stock Fund. For employees/Field Underwriters who choose to direct their contributions to the Common Stock Fund, MONY will make an additional .15% match on the first 3% of employee contributions, and the first 2% for Field Underwriters contributions, directed to this fund.

          MONY provides a profit-sharing contribution for eligible salaried employees. This contribution ranges from 0% to 6% of each eligible employee's salary. The Board of Directors approves this contribution on the basis of recommendations of the Chairman of The Board of Directors of MONY.

          All participant contributions are used to purchase shares in the funds described in (A), as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant's account, including any earnings there from. All company matching contributions will be allocated to the Common Stock Fund.

          Participant share values are reduced by the cost of managing the Plan.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 1.   DESCRIPTION OF THE PLAN: (Continued)

          For all funds other than the Common Stock Fund, a member may make unlimited transfers. For the Common Stock Fund, member contributions which were credited with matching contributions of 1.15%, may not be transferred from the Common Stock Fund until 3 years from the date of the contribution. MONY matching contributions are not eligible for transfer from the Common Stock Fund until the later of: (i) member's 50th birthday, (ii) April 28, 2005, or (iii) the 5th anniversary of an employee's employment or re-employment date.

          Money transferred from Money Market, Public Bond, GIC's or GFF funds, cannot be transferred back into these funds for 90 days.

     C.   Vesting

          The Plan describes procedures for withdrawal of accumulated shares by participants during their active service with MONY. Participating employees and Field Underwriters become vested under the following schedule:

          Years of Vesting Service             Employee        Field Underwriter
          ------------------------             --------        -----------------

          Less than 2 years of service             0%                   0%
          2 to 3 years of service                 25%                   0%
          3 to 4 years of service                 50%                   0%
          4 to 5 years of service                 75%                   0%
          Over 5 years of service                100%                 100%

          All shares purchased with MONY contributions are also fully vested upon termination of service for, early, normal or postponed retirement as defined in the Retirement Income Security Plan for Employees of The MONY Life Insurance Company ("RISPE") and upon death while employed by MONY.

     D.   Disability Benefits

          Participants entitled to receive long-term disability benefits under MONY's 1946 Security Plan for Employees are precluded from continuing to make employee contributions to the Plan once the participants are determined to have incurred a total disability. Field Underwriters continue to have 401(k) contributions deducted from Career Contract earnings they generated prior to becoming disabled.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 1.   DESCRIPTION OF THE PLAN: (Continued)

E.        Loans

          The Plan includes a 401(k) loan feature. Participants may generally borrow the lesser of $50,000 or 50% of their vested account balances contained in their 401(k) account. The Employee Retirement Plan Account (414 (k)) is also included to calculate the amount available, but is excluded from loan depletion. Loans are not to exceed five years, and interest is charged at the prevailing interest rates on secured personal loans. Interest and principal payments are made through periodic payroll deductions.

F.        Forfeited Accounts

          At December 31, 2001 and 2000, forfeited nonvested accounts totaled $525,278 and $414,639, respectively. These accounts will be used to reduce future MONY contributions, except as defined in the Plan.

G.        Payment of Benefits

          Upon termination, retirement or death, a participant or beneficiary generally may elect to receive either a lump-sum amount, installment payments or any other optional income arrangement permitted by the Plan, equal to the value of the vested shares allocated to the account. Accumulated shares credited to participants electing a non-installment optional income arrangement are withdrawn from the Plan. The accompanying financial statements include net assets available for active employees currently participating in the Plan and terminated or retired participants who have elected installment payments.

          An employee may elect to roll over a lump-sum distribution from RISPE into the Plan.

          A Field Underwriter may elect to roll over a lump-sum distribution from the Field Underwriter Retirement Plan into the Plan.

H.        Plan Termination

          MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although it has no present intention of doing so. In the event the Plan is terminated, participants' accounts become fully vested.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Basis of Accounting

          The Plan's financial statements are prepared on the accrual basis of accounting.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition

          Interest income is accrued as earned.

          The Plan's investments in MONY's Pooled Accounts Nos. 4, 10B, 38 and 40, MONY's Common Stock Fund, and Mutual Funds are recorded at fair value. Purchases and sales of shares of ownership in MONY's Pooled Accounts and Mutual Funds are recorded on a trade-date basis. Realized gains and losses on disposition of shares are determined on the first-in/first-out basis.

          The Plan's investments in MONY's GIC Fund and the Government Fixed Fund are recorded at fair value, which includes accrued interest.

          The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments in MONY's Pooled Accounts, Common Stock Fund, and Mutual Funds, which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments for the year.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

          Participants' loans are recorded at unpaid principal balance.

          The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities, through pooled separate accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

          Investments in MONY's Pooled Accounts, Mutual Funds, Company Stock, and MONY's Guaranteed Interest Contracts:

          The shares and unit values of the Plan's investments in MONY's Pooled Accounts, Mutual Funds, Company Stock, and MONY's GICs, which represent rounded amounts, reflected above as of December 31, 2001, June 30, 2001 and December 31, 2000, are as follows:


                                            December 31, 2001                  June 30, 2001
                                      ----------------------------      --------------------------
                                       Number of          Unit           Number of          Unit
                                         Units            Value            Units            Value
                                        -------          -------          -------          -------
Pooled Accounts:
               No. 4                    1,612,086        $ 24.66         1,546,817        $ 24.33
               No. 10B                  1,077,995          85.87         1,123,322          92.33
               No. 16 -'99*               817,708          11.54           851,309          11.24
               No. 38                     735,585          34.63           702,434          33.21
               No. 40                   1,781,014          60.19         1,851,475          62.79
Mutual Funds:
               Managed                  2,958,396          8.775         3,154,511          9.472
               International
                Growth                    614,435        14.8717           675,984          16.37
               Growth                     708,648        21.0226           684,101        21.1984
Company Stock:
               MONY Stock Fund          1,089,251        10.7635           810,961        12.4939


*Pooled Account 16 - `91 through `98 rolled - over into Pooled Account 16 - `99 as of March 31, 2000.

                 Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)


                                             December 31, 2001                              June 30, 2001
                                      -------------------------------            -------------------------------
                                       Number of              Unit                Number of              Unit
                                         Units                Value                 Units                Value
                                        -------              -------               -------              -------
Guaranteed Interest Contracts:
               GIC 23                     109,525           $13.1223                111,413           12.77298
               GIC 24                     178,060           13.15779                183,603            12.7539
               GIC 25                     156,355            12.3912                160,857           12.06416
               GIC 26                     165,468           11.98247                171,051           11.66905
               GIC 27                     133,205           11.43158                136,094            11.7704
               GIC 28                   2,127,928             11.554              1,397,374            11.2309


                                              December 31, 2000
                                      -------------------------------
                                       Number of              Unit
                                         Units                Value
                                        -------              -------
Pooled Accounts:
               No. 4                    1,587,049             $23.74
               No. 10B                  1,172,730              88.76
               No. 16 -'99*               898,730              10.95
               No. 38                     707,169              32.11
               No. 40                   1,879,475              67.63
Mutual Funds:
               Managed                  3,265,410              10.03
               International
                 Growth                   658,824              21.26
               Growth                     661,664              24.18
Company Stock:
               MONY Stock Fund            378,986               15.4
Guaranteed Interest Contracts:
               GIC 21                      88,289              12.95
               GIC 22                     575,785              13.23
               GIC 23                     114,119              12.43
               GIC 24                     189,969              12.38
               GIC 25                     170,214              11.74
               GIC 26                     178,389              11.38
               GIC 27                     147,941              10.93
               GIC 28                   1,253,202              10.91


*Pooled Account 16 - `91 through `98 rolled - over into Pooled Account 16 - `99 as of March 31, 2000.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

          MONY's Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

          Pooled Account No. 4, the Money Market Account, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

          Pooled Account No. 10B, the Special Equity Account, is a separate account invested in securities of small-to-medium size market capitalization companies.

          Pooled Account No. 16, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

          Pooled Account No. 38, the Public Bond Account, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody's or Standard & Poor's.

          Pooled Account No. 40, the Equity Income Account, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

          Managed Fund is a flexible portfolio mutual fund that invests in common stocks, bonds and cash equivalents.

          International Growth Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

          Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long term value.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



          The Fund's equity selection process is generally lower risk than a typical growth stock approach.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

          MONY Stock Fund invests in The MONY Group Inc. Common Stock, with the portion of the fund not invested in Common Stock invested in cash and short-term investments.

          Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY. Loans are not permitted from the GIC Fund or GFF. A market value adjustment may apply if the participant elects a withdrawal or transfer from a GIC Fund or GFF outside an established period.

NOTE 3.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

          The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and December 31, 2000. The calculations of estimated fair values involve considerable judgment. Accordingly, these estimates of fair value are not necessarily indicative of the amounts that could be negotiated in an actual sale.

          December 31, 2001:
                                                  Carrying            Estimated
          Financial Assets:                        Amount            Fair Value
          ----------------                         ------            ----------

          Pooled Separate Accounts             $ 274,424,306       $ 274,424,306
          Guaranteed Interest Contracts           33,809,410          33,809,410
          Mutual Funds                            50,298,468          50,298,468
          Company Stock                           11,724,156          11,724,156
                                               -------------       -------------
                                               $ 370,256,340       $ 370,256,340
                                               =============       =============

          December 31, 2000:
                                                 Carrying             Estimated
          Financial Assets:                       Amount             Fair Value
          ----------------                        ------             ----------

          Pooled Separate Accounts             $ 301,419,745       $ 301,419,745
          Guaranteed Interest Contracts           31,851,571          31,851,571
          Mutual Funds                            62,756,620          62,756,620

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000


         Company Stock                            5,834,719           5,834,719
                                               -------------       -------------
                                               $ 401,862,656       $ 401,862,656
                                               =============       =============


NOTE 3.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS: (Continued)

          The following represents investments with fair values of 5% or more of the Plan's net assets as of December 31, 2001 and 2000.

          Issuer/Description                            2001            2000
          ------------------                           ------          ------

          MONY's Pooled Accounts:
              No. 4                                $  39,758,183   $  37,680,921
              No. 10B                                 92,567,150     104,089,629
              No. 38                                  25,471,447      22,709,680
              No. 40                                 107,191,073     127,101,619
              GIC 28 (no maturity date at 6.25%)      24,586,448      13,675,922
              Managed Fund                            26,263,156      32,751,530

          The methods and assumptions utilized in estimating these fair values of financial instruments are summarized as follows:

          Guaranteed Interest Contracts

          The fair values of the Plan's Guaranteed Interest Contracts are estimated by discounting expected cash flows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued, where appropriate.

          Pooled Separate Accounts and Mutual Funds

          Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase, are valued at amortized cost, which approximates market. Money market instruments are valued at cost, which approximates market; all other short-term securities are valued at market.

          Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last "bid" prices for "over-the-counter" securities.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



          Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded "over-the-counter" are valued at the last reported "bid" prices.

                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000



NOTE 3.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS: (Continued)

          Participant Loans

          Unpaid principal balance approximates fair value.

NOTE 4.   TAX STATUS:

          The Internal Revenue Service has determined and informed the Company by a letter dated February 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2001


Issuer/Description                              Historical Cost      Fair Value
------------------                              ---------------      ----------
MONY's Pooled Accounts:

  No. 4                                          $  39,272,177     $  39,758,183
  No. 10B                                           88,108,610        92,567,150
  No. 16 - `99 at 5.55%*                             9,436,454         9,436,454
  No. 38                                            22,419,389        25,471,447
  No. 40                                            96,841,098       107,191,073
                                                 -------------     -------------
                                                   256,077,728       274,424,307
Company Stock:
  MONY Stock Fund                                   11,724,156        11,724,156
                                                 -------------     -------------

MONY's Guaranteed Interest Contracts:
  GIC 23 matures January 1, 2002 at 5.70%            1,437,218         1,437,218
  GIC 24 matures July 1, 2002 at 6.40%               2,342,859         2,342,859
  GIC 25 matures January 1, 2003 at 5.65%            1,937,424         1,937,424
  GIC 26 matures July 1, 2003  at 5.45%              1,982,721         1,982,721
  GIC 27 matures January 1, 2004 at 4.75%            1,522,741         1,522,741
  GIC 28 no maturity date at 6.25%                  24,586,448        24,586,448
                                                 -------------     -------------
                                                    33,809,411        33,809,411
Mutual Funds:
  Managed                                           22,999,312        26,263,156
  International Growth                               9,097,284         9,137,689
  Growth                                            15,250,007        14,897,622
                                                 -------------     -------------
                                                    47,346,603        50,298,467

Participants Loans**                                13,209,148        13,209,148
                                                 -------------     -------------

Total                                            $ 362,167,046     $ 383,465,489
                                                 =============     =============

* Pooled Account 16- `91 through `98 rolled-over into Pooled Account 16-'99 as of March 31, 2000.

** Participant loans are charged interest rates equivalent to secured lines of credit through JP Morgan Chase & Co. and MONY Federal Credit Union, Syracuse, New York. Participant loans have an applicable rate ranging from 6.50% to 11.75%.

                  Investment Plan Supplement for Employees and
                Field Underwriters of MONY Life Insurance Company

                  Schedule of Series of Reportable Transactions
                      For the year ended December 31, 2001


                                               Total Value     Number    Total Value      Cost of          Net
                                 Number of         of            of           of          Assets        Realized
Description of Investment        Purchases      Purchases      Sales        Sales          Sold        Gain/(Loss)
-------------------------        ---------      ---------      -----        -----          ----        -----------
Money Market Account                405        $46,098,259     1,036     $45,709,100    $43,462,193    $2,246,907
Equity Income Account               352        $12,686,002       710     $18,790,905     $9,334,787    $9,456,118
Special Equity Account              416        $19,912,082       937     $27,794,314    $18,475,625    $9,318,689
Managed Fund                        321         $5,076,363       666      $7,785,872     $7,227,650      $558,222


       Pursuant to the requirements of the Securities Exchange
     Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               INVESTMENT PLAN SUPPLEMENT FOR
                                               EMPLOYEES AND FIELD
                                               UNDERWRITERS OF MONY LIFE
                                               INSURANCE COMPANY





   Date: June 28, 2002                     /s/ Robert M. Beecroft
                                               -------------------------------
                                                     Robert M. Beecroft
                                                      Secretary -
                                                      Benefit Plan
                                                      Administration Committee